Exhibit 4.74

‘BARECON 2001” STANDARD BAREBOAT CHARTER  PART1 1. Shipbroker BIMCO STANDARD BAREBOAT CHARTER CODE NAME : “BARECON 2001” ITOCHU CORPORATION TOKBR Section, 5-1, Kita-Aoyama 2-chome, Minato-ku, Tokyo, 107-8077, Japan PART I 2. Place and date 3. Owners / Place of business (Cl. 1) 4. Bareboat Charterers / Place of business (Cl. 1) Seven Shipping S.A. of Panama Aramis Navigation Inc. of the Marshall Islands 5. Vessel’s name, call sign, flag and IMO number (Cl. 1 and 3) M/V NAVIOS AZIMUTH 9589839 6. Type of Vessel 7. GT / NT Bulk Carrier 92,715 / 58,728 8. When / Where built 9. Total DWT (abt.) in metric tons on summer freeboard 2011, Sungdong Shipbuilding & Marine Engineering Co 179,168 MT 10. Classification Society (Cl. 3) 11. Date of last special survey by the Vessel’s classification society American Bureau of Shipping (ABS) 1st January, 2021 12. Further particulars of Vessel (also indicate minimum number of months’ validity of class certificates agreed acc. to Cl. 3) Cargoes to be carried; All lawful cargoes within the Vessel’s capabilities/Class, IMO, flag, her insurance 13. Port or Place of delivery (Cl.3) As per Clause 5 of the MOA (as defined in Clause 1 hereof) 14. Time for delivery (Cl.4) As per Clause 5 of the MOA 15. Cancelling date (Cl.5) As per Clause 5 of the MOA See Also Clause 32. 16. Port or Place of redelivery (Cl. 3) 17. No. of months’ validity of trading and class certificates upon redelivery (Cl. 15) At one safe berth or one safe port worldwide in the Charterers’ option Minimum 3 months 18. Running days’ notice if other than stated in Cl.4 19. Frequency of dry-docking Cl. 10(g) N/A As per Classification Society and flag state requirements 20. Trading Limits (Cl.6) Trading Limits: always safely afloat world-wide within International Navigation Conditions with the Charterer’s option to break same paying extra insurance, but always in accordance with Clause 13 and 40. Any other country designated pursuant to any international or supranational law or regulation imposing trade and economic sanctions, prohibitions or restrictions (which may be amended from time to time during the Charter Period) to be excluded. 21. Charter Period (Cl. 2) 22. Charter hire (Cl. 11) SIX(6) years See Clause 35 (See Clause 34) 23. New class and other statutory requirements (state percentage of Vessel’s insurance value acc. to Box 29 (Cl. 10(a)(ii)) N/A 24. Rate of interest payable acc. to Cl.11(f) and, if applicable, acc. to PART IV 25. Currency and method of payment (Cl.11) N/A United States Dollars payable calendar monthly in advance

26. Place of payment; also state beneficiary and bank account (Cl. 11) 27. Bank guarantee / bond (sum and place) (Cl. 24 (optional) To be advised N/A 28. Mortgage(s), if any (state whether Cl. 12(a) or (b) applies; if 12(b) applies, state date of Financial Instrument and name of Mortgagee(s)/Place of business) (Cl. 12) 29. Insurance (hull and machinery and war risks) (state value acc. to Cl.13(f) or, if applicable, acc. to Cl. 14(k)) (also state if Cl.14 applies) See Clause 44 See Clause 40 30. Additional insurance cover, if any, for Owners’ account limited to (Cl. 13(b) or, if applicable, Cl. 14(g)) 31. Additional insurance cover, if any, for Charterers’ account limited to (Cl. 13(b) or, if applicable, Cl. 14(g)) N/A  See Clause 40 (c) 32. Latent defects (only to be filled in if period other than stated in Cl.3) 33. Brokerage commission and to whom payable (Cl.27) N/A N/A 34. Grace period (state number of clear banking days) (Cl. 28) 35. Dispute Resolution (state 30(a), 30(b) or 30(c); if 30(c) agreed, Place of Arbitration must be stated (Cl. 30) See Clause 41 London 36. War cancellation (indicate countries agreed) (Cl. 26(f)) N/A 37. Newbuilding Vessel (indicate with ‘yes’ or ‘no’ whether PART III applies) (optional) 38. Name and place of Builders (only to be filled in if PART III applies) No N/A 39. Vessel’s Yard Building No. (only to be filled in if PART III applies) 40. Date of Building Shipbuilding Contract (only to be filled in if PART III applies) N/A No 41. Liquidated damages and costs shall accrue to (state party acc. to Cl. 1) a)N/A b)N/A c)N/A 42. Hire/Purchase agreement (indicate with ‘yes’ or ‘no’ whether PART IV applies) (optional) 43. Bareboat Charter Registry (indicate with ‘yes’ or ‘no’ whether PART IV applies) (optional) N/A Yes in Charterers’ option 44. Flag and Country of the Bareboat Charter Registry (only to be filled in if PART V applies) 45. Country of the Underlying Registry (only to be filled in if PART V applies) See Clause 37 Republic of Panama 46. Number of additional clauses covering special provisions, if agreed Clause 32 to 57 inclusive PREAMBLE—It is mutually agreed that this Contract shall be performed subject to the conditions contained in this Charter which shall include PART I and PART II. In the event of a conflict of conditions, the provisions of PART I shall prevail over those of PART II to the extent of such conflict but no further. It is further mutually agreed that PART III and/or PART IV and/or PART V shall only apply and shall only form part of this Charter if expressly agreed and stated in Boxes 37, 42 and 43. If PART III and/or PART IV and/or PART V apply, it is further agreed that in the event of a conflict of conditions, the provisions of PART I and PART II shall prevail over those of PART III and/or PART IV and/or PART V to the extent of such conflict but no further. Signature (Charterers) Seven Shipping S.A. Aramis Navigation Inc. /s/ Kenso Matsumura By:Kenso Matsumura [GRAPHIC APPEARS HERE]Title: President /s/ Shunti Sasada By:Shunti Sasada Title:

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

Additional Clauses

to

the Bareboat Charter Party dated 22nd February, 2024 (this “Charter”) by

Seven Shipping S.A. of Panama as owner (the “Owners”) and

Aramis Navigation Inc. of the Marshall Islands as charterer (the “Charterers”)

in respect of

MV “Navios AZIMUTH” (the “Vessel”)

32.	DELIVERY

(a) The Charterers shall take delivery of the Vessel under this Charter simultaneously with delivery by Charterers as sellers to the Owners as buyers under the MOA, and the Owners shall be obliged to deliver the Vessel to the Charterers hereunder in the same moment as the Owners is taking delivery of the Vessel under the MOA.

(b) In the event that the Vessel is not delivered to Owners under the MOA for any reason thereto, this Charter shall automatically terminate and the Owners shall immediately pay the Deposit of USD7,200,000.- to the Charterers without setoff or deduction.

(c) The Owners warrant that the Vessel, at time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever, other than (i) those incurred prior to the delivery of the Vessel hereunder, (ii) this Charter and (iii) the mortgage over the Vessel, assignment of insurance in respect of the Vessel and the assignment of the charter hires in respect hereof in favour of the Mortgagee.

(d) The Vessel shall be delivered under this Charter in the same condition and with the same equipment, inventory and spare parts as she is delivered to the Owners under the MOA. The Charterers know the Vessel’s condition at the time of delivery, and expressly agree that the Vessel’s condition as delivered under the MOA is acceptable and in accordance with the provisions of this Charter. The Vessel shall be delivered to the Charterers under this Charter strictly “as is/where is”, and the Charterers shall waive any and all claims against the Owners under this Charter on account of any conditions, seaworthiness, representations, warranties expressed or implied in respect of the Vessel (including but not limited to any bunkers, oils, spare parts and other items whatsoever) on delivery.

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

33.	ISM CODE

During the currency of this Charter the Charterers shall procure at the costs and expenses and time of the Charterers that the Vessel and the “company” (as defined by the ISM code) shall comply with the requirements of the ISM code. Upon request the Charterers shall provide a copy of relevant documents of compliance (DOC) and safety management certificate (SMC) to the Owners. For the avoidance of any doubt any loss, damage, expense or delay caused by the failure on the part of the “Company” to comply with the ISM code shall be for the Charterers’ account.

34.	CHARTER PERIOD

(a)	The Owners shall let to the Charterers and the Charterers shall take the Vessel on charter for the period and upon the terms and conditions contained herein.

(b)

Subject always to the provisions hereto, the period of the chartering of the Vessel hereunder (hereinafter referred to as the “Charter Period”) shall comprise (unless terminated at an earlier date in accordance with the terms hereof) a charter period of SIX (6) years from the date of the delivery of the Vessel by the Owners to the Charterers under this Charter (the “Delivery Date”), provided always that the chartering of the Vessel hereunder may be terminated by the Owners pursuant to Clause 41 or shall terminate in the event of the Total Loss or Compulsory Acquisition of the Vessel subject to, and in accordance with provisions of Clause 40.

35.	CHARTER HIRE

The Charterers shall, throughout the Charter Period, pay charter hire (“Charter Hire”) to the Owners monthly in advance at the agreed following rate by telegraphic transfer for each successive period of a month commencing with the Delivery Date and with subsequent installments at monthly intervals after the date of payment of such first installment by and until the redelivery of the Vessel . Time is of the essence for payment of the Charter Hire under this Charter.

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

The Charter Hire shall be the aggregate of the Fixed Hire and Variable Hire for the applicable month to be calculated in accordance with the following formulas:

“Fixed Hire”: USD143,057 per month

“Variable Hire”: Outstanding Balance * (Term SOFR 1 Month + 225bps) * (Number of days) of the Hire period to which the calculation is to apply/360 days

“Term SOFR 1 Month” means the term SOFR reference rate administered by CME Group Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant 30 calendar days period published (before any correction, recalculation or republication by the administrator) 2 United States’ Banking Days before the first day of the relevant 30 calendar days period.

Should the Term SOFR falls to negative interest rate, zero (0) is to be applied as Term SOFR.

Applicable one (1) month CME Term SOFR to be confirmed fourteen (14) Banking Days prior to hire due date (The both parties to discuss again about the exact date when the date for delivery of the vessel gets closer.). The Owners shall notify the Charterers in writing of the Monthly Variable Hire due on any due date for hire by sending to the Charterers a duly issued invoice for that Monthly Variable Hire and Monthly Fixed Hire at least four (4) Banking Days before such due date.

The outstanding balance owed by the Charterers to the Owners (the “Outstanding Balance”) is calculated at each point in time as the Vessel’s Purchase Price under the MOA less the then total Fixed Hire already paid by the Charterers. An indicative schedule is appended to the BBC agreement, at Appendix D which shall be adjusted accordingly to the exact date of delivery.

36.	PAYMENTS

(a)	Notwithstanding anything to the contrary contained in this Charter, all payments by the Charterers hereunder (whether by way of hire or otherwise) shall be made as follows:-

(i)	not later than 11:00 a.m. (New York time) on one Banking Day prior to the date on which the relevant payment is due under the terms of this Charter: and

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

(ii)

in United States Dollars to THE SAN-IN GODO BANK, LTD. (or such other bank or banks as may from time to time be notified by the Owners to the Charterers by not less than fourteen (14) days’ prior written notice) for the account of the Owners .

(b)

If any day for the making of any payment hereunder shall not be a Banking Day (being, for all purposes of this Charter, a day on which banks are open for transaction of business of the nature required by this Charter in Japan, Piraeus/Greece, London and New York) the due date for payment of the same shall be the next following Banking Day.

(c)

Subject to the terms of this Charter, the Charterers’ obligation to pay hire in accordance with the requirements of Clause 35 and this Clause 36 and to pay certain amount of insurance benefit pursuant to Clause 40 (e) and to pay the Termination Compensation pursuant to Clause 42 shall be absolute irrespective of any contingency whatsoever, including (but not limited to) (i) any failure or delay on the part of any party hereto or thereto, whether with or without fault on its part, other than the Owners, in performing or complying with any of the terms or covenants hereunder, (ii) any insolvency, bankruptcy, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar proceedings by or against the Owners or the Charterers or any change in the constitution of the Owners or the Charterers or any other person, (iii) any invalidity or unenforceability or lack of due authorization of or other defect in this Charter, or (iv) any other cause which would or might but for this provision have the effect of terminating or in any way affecting any obligation of the Charterers under this Charter.

(d)

In the event of failure by the Charterers to pay within three (3) Banking Days after the due date for payment thereof, or in the case of a sum payable on demand, the date of demand therefor, any hire or other amount payable by them under this Charter, the Charterers will pay to the Owners on demand interest on such hire or other amount from the date of such failure to the date of actual payment (both before and after any relevant judgment or winding up of the Charterers) at the rate determined by the Owners and certified by them to the Charterers (such certification to be conclusive in the absence of manifest error) to be the aggregate of (i) two & one-half per centum (2 1⁄2%) and (ii) the Secured Overnight Financing Rate for US Dollar deposits of not more than one month’s duration (as selected by the Owners or their funders in the light of the likely duration of the default in question) (as such rate is from time to time quoted by leading banks in the London Interbank Market). Interest payable by the Charterers as aforesaid shall be compounded at such intervals as the Owners shall determine and shall be payable on demand.

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

(e)	Any interest payable under this Charter shall accrue from day to day and shall be calculated on the actual number of days elapsed and a three hundred and sixty (360) day year.

(f)

In this Charter, unless the context otherwise requires, “month” means a period beginning in one calendar month (and, in the case of the first month, on the date of delivery hereunder) and ending in the succeeding calendar month on the day numerically corresponding to the day of the calendar month in which such period started provided that if there is no such numerically corresponding day, such period shall end on the last day in the relevant calendar month and “monthly” shall be construed accordingly.

37.	FLAG AND CLASS

(a)	The Vessel shall upon the Delivery Date be registered in the name of the Owners under the Panamanian flag.

(b)

The Owners shall have no right either to transfer the flag of Vessel from Panama to any other registry or to require the Charterers to transfer the Vessel’s classification society. The Charterers shall, at any time after the Delivery Date and at the Charterers’ expense, have the right to transfer the Vessel’s classification society from American Bureau of Shipping (ABS) to any other classification society at least equivalent to ABS.

(c)

Further, in the event that the Charterers need to change the flag of the Vessel, the Charterers can change the flag with the Owner’s consent, which should not be unreasonably withheld, provided however that any expenses and time (including but not limited to legal charges for finance documents for the Mortgagee) shall be for the Charterers‘account.

(d)

Subject to the Charterers’ supplying the standard de-registration agreement reasonably satisfactory to the Mortgagee the Charterers are entitled to establish the standard bareboat registration on the Vessel at the costs, expense and time of the Charterers.

(e)

If during the Charter Period there are modifications made to the Vessel which are compulsory for the Vessel to comply with change to rules and regulations to which operation of the Vessel is required to conform, the cost relating to such modifications shall be for the account of the Charterers.

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

(f)

The Owners will arrange the Vessel’s registration under Panama flag and recordation of their mortgage and for the issuance of all Vessel’s initial certificates of the flag at the Owners’ cost (excluding, for the avoidance of doubt, the costs to be paid by the Charterers under Clause 57 (a) hereof). Also the Owners are responsible to arrange for the renewal of such certs at the Owners’ cost (excluding, for the avoidance of doubt, the costs to be paid by the Charterers under Clause 57 (a) hereof) throughout the Charter Period

38.	IMPROVEMENT AND ADDITIONS

The Charterers shall have the right to fit additional equipment and to make severable improvements and additions at their expense and risk. Such additional equipment, improvements and additions shall be removed from the Vessel without causing any material damage to the Vessel (any such damage being made good by the Charterers at their time and expense) provided however that the Charterers shall redeliver the Vessel without removing such additional equipment, improvements and additions if the Owners consent to such non-removal before the redelivery.

The Charterers shall also have the right to make structural or non-severable improvements and additions to the Vessel at their own time, costs and expense and risk provided that such improvements and additions do not diminish the market value of the Vessel and are not likely to diminish the market value of the Vessel during or at the end of the Charter Period and do not in any way affect or prejudice the marketability or the useful life of the Vessel and are not likely to affect or prejudice the marketability or the useful life of the Vessel during or at the end of the Charter Period.

39.	UNDERTAKING

The Charterers undertake and agree that throughout the Charter period they will:-

-

notify the Owners in writing of any Termination Event (or event of which they are aware which, with the giving of notice and/or lapse of time or other applicable condition, would constitute a Termination Event);

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

40.	INSURANCE, TOTAL LOSS AND COMPULSORY ACQUISITION

(a)

For the purposes of this Charter, the term “Total Loss” shall include actual or constructive or compromised or agreed or arranged total loss of the Vessel including any such total loss as may arise during a requisition for hire. “Compulsory Acquisition” shall have the meaning assigned thereto in Clause 25(b) hereof.

(b)	The Charterers undertake with the Owners that throughout the Charter Period:-

(i)

they will keep the Vessel insured in underwriter’s standard form as the Owners shall in writing approve, which approval shall not be unreasonably withheld, with such insurers (including P&I and war risks associations) as shall be reasonably acceptable to the Owners with deductibles reasonably acceptable to the Owners (it being agreed and understood by the Charterers that there shall be no element of self- insurance or insurance through captive insurance companies without the prior written consent of the Owners);

(ii)

they will be properly entered in and keep entry of the Vessel with P&I Club that is a member of the International Group of Protection and Indemnity Association for the full commercial value and tonnage of the Vessel and against all prudent P&I Risks in accordance with the rules of such association or club including, in case of oil pollution liability risks equal to the highest level of cover from time to time available under the basic entry with such P&I (but always a minimum of USD1,000,000,000.);

(iii)

The policies in respect of the insurances against fire and usual marine risks and policies or entries in respect of the insurances against war risks shall, in each case, include the following loss payable provisions:-

(a)	For so long as the Vessel is mortgaged and in accordance with the Deed of Assignment of insurances entered or to be entered into between the Charterers and any mortgagee (the “Assignee”):

Until such time as the Assignee shall have notified the insurers to the contrary:

(i)

All recoveries hereunder in respect of an actual, constructive or compromised or arranged total loss shall be paid in full to the Assignee without any deduction or deductions whatsoever and applied in accordance with clause 40 (e);

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

(ii)	All other recoveries not exceeding United States Dollars One million (US$1,000,000.00) shall be paid in full to the Charterers or to their order without any deduction or deductions whatsoever; and

(iii)

All other recoveries exceeding United States Dollars One million (US$1,000,000.00) shall, subject to the prior written consent of the Assignee be paid in full to the Charterers or their order without any deduction whatsoever.

(b)	During any periods when the Vessel is not mortgaged:

(i)

All recoveries hereunder in respect of an actual, constructive or compromised or arranged total loss shall be paid in full to the Owners without any deduction or deductions whatsoever and applied in accordance with clause 40 (e);

(ii)	All other recoveries not exceeding United States Dollars Two million (US$2,000,000.00) shall be paid in full to the Charterers or to their order without any deduction or deductions whatsoever; and

(iii)

All other recoveries exceeding United States Dollars Two million (US$2,000,000.00) shall, subject to the prior written consent of the Owners be paid in full to the Charterers or their order without any deduction whatsoever, subject to the fulfillment of the provisions of Clause 44;

and the Owners and Charterers agree to be bound by the above provisions.

(iv)	the Charterers shall procure that duplicates of all cover notes, policies and certificates of entry shall be furnished to the Owners for their custody ;

(v)	the Charterers shall procure that the insurers and the war risk and protection and indemnity associations with which the Vessel is entered shall

(A)	furnish the Owners with a letter or letters of undertaking in relevant underwriter’s standard form and in accordance with the underwriters’ rules.

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

(B)	supply to the Owners such information in relation to the insurances effected, or to be effected, with them as the Owners may from time to time reasonably require: and

(vi)

the Charterers shall use all reasonable efforts to procure that the policies, entries or other instruments evidencing the insurances are endorsed to the effect that the insurers shall give to the Owners prior written notification of any amendment, suspension, cancellation or termination of the insurances in accordance with the underwriters’ guidance and rules.

(c)

Notwithstanding anything to the contrary contained in Clauses 13 and any other provisions hereof, the Vessel shall be kept insured during the Charter Period in respect of marine and war risks on hull and machinery basis (The Charterers shall have the option, to take out on a full hull and machinery basis increased value or total loss cover in an amount not exceeding thirty per centum (30%) of the total amount insured from time to time) for not less than the amounts specified in column (b) in the table set out below in respect of the one-yearly period during the Charter Period specified in column (a) (on the assumption that the first such period commences on the Delivery Date) against such amount (hereinafter referred to as the “Minimum Insured Value”):

(a)	(b)
Year	Minimum Insured Value
1	US$ 18,48 Mil
2	US$ 16.59 Mil
3	US$ 14.70 Mil
4	US$ 12.81 Mil
5	US$ 10.93 Mil

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

(d)	(i)If the Vessel shall become a Total Loss or be subject to Compulsory Acquisition the Chartering of the Vessel to the Charterers hereunder shall cease and the Charterers shall:-

(A)

immediately pay to the Owners all hire, and any other amounts, which have fallen due for payment under this Charter and have not been paid as at and up to the date on which the Total Loss or Compulsory Acquisition occurred (the “Date of Loss”) together with interest thereon at a rate reflecting the Owners’ reasonable cost of funds at such intervals, which amount to be agreed between the Owners and the Charterers and shall cease to be under any liability to pay any hire, but not any other amounts, thereafter becoming due and payable under this Charter, Provided that all hire and any other amounts prepaid by the Charterers subsequent to the Date of Loss shall be forthwith refunded by the Owners:

(B)	for the purposes of this sub-clause, the expression “relevant Minimum Insured Value” shall mean the Minimum Insured Value applying to the one-year period in which the Date of Loss occurs.

(ii)	For the purpose of ascertaining the Date of Loss:-

(A)

an actual total loss of the Vessel shall be deemed to have occurred at noon (London time) on the actual date the Vessel was lost but in the event of the date of the loss being unknown the actual total loss shall be deemed to have occurred at noon (London time) on the date on which it is acknowledged by the insurers to have occurred:

(B)

a constructive, compromised, agreed, or arranged total loss of the Vessel shall be deemed to have occurred at noon (London time) on the date that notice claiming such a total loss of the Vessel is given to the insurers, or, if the insurers do not admit such a claim, at the date and time at which a total loss is subsequently admitted by the insurers or adjudged by a competent court of law or arbitration tribunal to have occurred. Either the Owners or, with the prior written consent of the Owners (such consent not to be unreasonably withheld), the Charterers shall be entitled to give notice claiming a constructive total loss but prior to the giving of such notice there shall be consultation between the Charterers and the Owners and the party proposing to give such notice shall be supplied with all such information as such party may request; and

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

(C)	Compulsory Acquisition shall be deemed to have occurred at the time of occurrence of the relevant circumstances described in Clause25 (b) hereof.

(e)

All moneys payable under the insurance effected by the Charterers pursuant to Clauses 13 and 40, or other compensation, in respect of a Total Loss or pursuant to Compulsory Acquisition of the Vessel shall be received in full by the Owners (or the Mortgagees as assignees thereof) and applied by the Owners (or, as the case may be, the Mortgagees):-

FIRST, in payment of all the Owners’ costs incidental to the collection thereof,

SECONDLY, in or towards payment to the Owners (to the extent that the Owners have not already received the same in full) of a sum equal to the aggregate of (i) unpaid but due hire under this Charter and unpaid interest thereon up to and including the Date of Loss and (ii) the Termination Amount (as defined below) as at the Date of Loss, and

THIRDLY, in payment of any surplus to the Charterers by way of compensation for early termination.

“Termination Amount” shall mean:

in case that Date of Loss is at or after the end of 4th year of the Charter Period, the Termination Amount shall be equal to the Purchase Option Price payable under Clause 49 which shall be calculated based on the Date of Loss; and

(A)	in case that the Date of Loss is before the 4th year of the Charter Period, the Termination Amount shall be as follows:

(date)	(amount)
as at the Delivery Date:	USD 17,516,667
at the end of 1st year of the Charter Period:	USD 15,800,000
at the end of 2nd year of the Charter Period:	USD 14,083,334
at the end of 3rd year of the Charter Period:	USD 12,336,667

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provided that, in relation to (B), if Date of Loss is between the two dates as specified above, then the Termination Amount shall be adjusted proportionally on the basis of 360 days a year.

(f)	The Charterers and the Mortgagee shall execute the ”Assignment of Insurances” of which contents and wording shall be mutually agreed between the Owners and the Charterers.

41.	TERMINATION EVENTS

(a)	Each of the following events shall be a “Termination Event” for purposes of this Charter:-

(i)

if any installment of hire or any other sum payable by the Charterers under this Charter (including any sum expressed to be payable by the Charterers on demand) shall not be paid at its due date or within ten (10) Banking Days following the due date of payment and such failure to pay is not remedied within ten (10) Banking Days of receipt by the Charterers of written notice from the Owners notifying the Charterers of such failure and requesting that payment is made; or

(ii)

Save in circumstances where requisition for hire or compulsory requisition result in termination of insurances for the Vessel, if either (A) the Charterers shall fail at any time to effect or maintain any insurances required to be effected and maintained under this Charter, or any insurer shall avoid or cancel any such insurances (other than where the relevant avoidance or cancellation results from an event or circumstance outside the reasonable control of the Charterers and the relevant insurances are reinstated or re-constituted in a manner meeting the requirements of this Charter within seven (7) days of such avoidance or cancellation) or the Charterers shall commit any breach of or make any misrepresentation in respect of any such insurances the result of which the relevant insurer avoids the policy or otherwise excuses or releases itself from all or any of its liability thereunder, or (B) any of the said insurances shall cease for any reason whatsoever to be in full force and effect (other than where the reason in question is outside the reasonable control of the Charterer and the relevant insurances are reinstated or re-constituted in a manner meeting the requirements of this Charter within seven (7) days of such cease); or

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

(iii)

if the Charterers shall at any time fail to observe or perform any of their material obligations under this Charter, other than those obligations referred to in sub-clause (i) or sub-clause (ii) of this Clause 41(a), and such failure to observe or perform any such obligation is either not remediable or is remediable but is not remedied within thirty (30) days of receipt by the Charterers of a written notice from the Owners requesting remedial action; or

(iv)

if any material representation or warranty by the Charterers in connection with this Charter or in any document or certificate furnished to the Owners by the Charterers in connection herewith or therewith shall prove to have been untrue, inaccurate or misleading in any material respect when made (and such occurrence continues unremedied for a period of thirty (30) days after receipt by the Charterers of written notice from the Owners requesting remedial action): or

(v)

if a petition shall be presented (and not withdrawn or stayed within sixty (60) days) or an order shall be made or an effective resolution shall be passed for the administration or winding-up of the Charterers (other than for the purpose of a reconstruction or amalgamation during and after which the Charterers remain solvent and the terms of which have been previously approved in writing by the Owners which approval shall not be unreasonably withheld) or if an encumbrancer shall take possession or an administrative or other receiver shall be appointed of the whole or any substantial part of the property, undertaking or assets of the Charterers or if an administrator of the Charterers shall be appointed (and, in any such case, such possession is not given up or such appointment is not withdrawn within sixty (60) days) or if anything analogous to any of the foregoing shall occur under the laws of the place of the Charterers’ incorporation, or

(vi)

if the Charterers shall stop payments to all of its creditors or shall cease to carry on or suspend all or a substantial part of their business or shall be unable to pay their debts, or shall admit in writing their inability to pay their debts, as they become due or shall otherwise become or be adjudicated insolvent; or

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(vii)	if the Charterers shall apply to any court or other tribunal for, a moratorium or suspension of payments with respect to all or a substantial part of their debts or liabilities, or

(viii) (A)

if the Vessel is arrested or detained (other than for reasons solely attributable to the Owners or to those for whom, for the purposes of this provision, the Owners shall be deemed responsible, including without limitation, any legal person who, at the date hereof or at any time in the future is affiliated with the Owners) and such arrest or detention is not lifted within forty-five (45) days (or such longer period as the Owners shall reasonably agree in the light of all the circumstances) ; or

(B)

if a distress or execution shall be levied or enforced upon or sued out against all or any substantial part of the property or assets of the Charterers and shall not be discharged or stayed within thirty (30) days; or

(ix)

if any consent, authorization, license or approval necessary for this Charter to be or remain the valid legally binding obligations of the Charterers, or to the Charterers to perform their obligations hereunder or thereunder, shall be materially adversely modified or is not granted or is revoked, suspended, withdrawn or terminated or expires and is not renewed (provided that the occurrence of such circumstances shall not give rise to a Termination Event if the same are remedied within thirty (30) days of the date of their occurrence); or

(x)

if (a) any legal proceeding for the purpose of the reconstruction or rehabilitation of the Charterers is commenced and continuing in any jurisdiction and (b) the Owners receive a termination notice from the receiver, trustee or others of the Charterers which informs the termination/rejection of the Charter pursuant to the relevant laws, codes and regulations applicable to such proceeding.

(b)

A Termination Event shall constitute (as the case may be) either a repudiatory breach of, or breach of condition by the Charterers under, this Charter or an agreed terminating event the occurrence of which will (in any such case) entitle the Owners by notice to the Charterers to terminate the chartering of the Vessel under this Charter and recover the amounts provided for in Clause 42(c) either as liquidated damages or as an agreed sum payable on the occurrence of such event.

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

42.	OWNERS’ RIGHTS ON TERMINATION

(a)

At any time after a Termination Event shall have occurred and be continuing, the Owners may, by notice to the Charterers immediately, or on such date as the Owners shall specify, terminate the chartering by the Charterers of the Vessel under this Charter, whereupon the Vessel shall no longer be in the possession of the Charterers with the consent of the Owners, and the Charterers shall redeliver the Vessel to the Owners. For the avoidance of doubt, in case of the termination of the Charter in accordance with 41 (a) (x) hereof, the Charter shall be deemed to be terminated upon receipt by the Owners of the termination notice set forth in Clause 41 (a) (x) hereof.

(b)

On or at any time after termination of the chartering by the Charterers of the Vessel pursuant to Clause 42(a) hereof the Owners shall be entitled to retake possession of the Vessel, the Charterers hereby agreeing that the Owners, for that purpose, may put into force and exercise all their rights and entitlements at law and may enter upon any premises belonging to or in the occupation or under the control of the Charterers where the Vessel may be located.

(c) If the Owners pursuant to Clause 42(a) hereof give notice to terminate the chartering by the Charterers of the Vessel, the Charterers shall pay to the Owners on the date of termination (the “Termination Date”), the aggregate of (A) all hire due and payable, but unpaid, under this Charter to (and including) the Termination Date together with interest accrued thereon pursuant to Clause 36(d) hereof from the due date for payment thereof to the Termination Date, (B) any sums, other than hire, due and payable by the Charterers, but unpaid, under this Charter together with interest accrued thereon pursuant to Clause 36(d) to the Termination Date and (C) any actual direct financial loss suffered by the Owners which direct loss shall be determined as the shortfall, if any, between (a) the current market value of the Vessel (average value as estimated by two independent valuers such as major London brokers i.e. Arrow Valuations Ltd, Barry Rogliano Salles, Braemar ACM Shipbroking, H Clarkson & Co. Ltd., E.A. Gibsons Shipbrokers, Fearnleys, Galbraith, Simpson Spencer & Young, Howe Robinson & Co Ltd London and Maersk Broker K.S. (to include, in each case, their successors or assigns and such subsidiary or other company in the same corporate group through which valuations are commonly issued by each of these brokers), or such other first-class independent broker as the Owners and Charterers may agree in writing from time to time) and (b) the Termination Amount (as defined in Clause 40(e)) to be calculated based on the Termination Date PROVIDED ALWAYS that if the said market value exceeds the aggregate of (A) and (B) and the Termination Amount, then the Owners shall pay the amount of such excess to the Charterers forthwith. The aggregate of (A), (B) and (C) above shall hereinafter be referred to as the “Termination Compensation”).

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

(d)

If the Charter is terminated in accordance with this Clause 42 the Charterers shall immediately redeliver the Vessel at a safe and ice-free port or place as indicated by the Owners. The Vessel shall be redelivered to the Owners in substantially the same condition and class as that in which she was delivered, fair wear and tear not affecting class excepted.

(e)

The Owners agree that if following termination of the Charter under this Clause, the Owners sell or otherwise transfer the Vessel to a third party, or enter into any other arrangement with a third party with an option to purchase the Vessel, then the Owners shall pay to the Charterers after that sale (i) the amount of the greater of (a) the sale price and (b) the market value of the Vessel at such sale/transfer/arrangement date less (ii) the aggregate of the unpaid Termination Compensation and the Remaining Purchase Option Price (as defined in Clause 49.2) which would be payable by the Charterers as set out in Clause 49 as at the date of such sale.

For the avoidance of any doubt, in accordance with the provision of Clause 49 herein, no additional amount shall be paid by the Owners to the Charterers under this Clause 42(e) in respect the Deposit if this Charter is terminated by reason of a Termination Event

43.	NAME

The Charterers shall, subject only to prior notification to the relevant authorities of the jurisdiction in which for the time being the Vessel is registered, be entitled from time to time to change the name of the Vessel. During the Charter Period, the Charterers shall have the liberty to paint the Vessel in their own colors, install and display their funnel insignia and fly their own house flag. Painting and installment shall be at Charterers’ expense and time. The Charterer shall also have the liberty to change the name of the Vessel during the Charter Period at the expense and time of the Charterers (including the legal charge for finance documents for the Mortgagee, if any).

The Owners shall have no right to change the name of the Vessel during the Charter Period.

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

44.	MORTGAGE and ASSIGNMENT

The Owners confirm that they are familiar with the terms of the assignment of insurances made or to be made by the Charterers in favour or the Mortgagee, and they agree to the terms thereof and will do nothing that conflicts therewith, excepting that the Owners shall be entitled to assign its rights, title and interest in and to this Charter to the Mortgagee or its assignee. Neither party shall assign its right or obligations or part of thereof to any third party without the written consent of the other.

In respect of the Vessel the Owners undertake not to borrow more than the respective purchase option prices as set out at the relevant milestone in Clause 49 hereof.

The Owners have the right to register a first preferred mortgage on the Vessel in favour of the Mortgagee (THE SAN-IN GODO BANK, LTD.) securing a loan under the Loan Agreement under standard mortgages and security documentation. In which case, the Owners undertake to procure from the Mortgagee a Letter of Quiet Enjoyment in a form and substance acceptable to the Charterers.

The Charterers agree to sign an acknowledgement of the Owners’ charterhire assignment or any other comparable document reasonably required by the Mortgagee, in favour of the Mortgagee. During the course of the Charter the Owners have the right to register a substitute mortgage in favour of another bank provided such registration is effected in a similar amount to the loan amount outstanding with the Mortgagee at that time and only if such substitute mortgagee executes a Letter of Quiet Enjoyment in favour of the Charterers in the same form as that provided by the Mortgagee or the form acceptable for the Charterers. The Charterers will then agree to sign a charterhire assignment in favour of the substitute mortgage in a form as shall be agreed by the Charterers, which agreement not be unreasonably withheld. Any cost incurred by the Charterers shall be for Owners’ account.

Subject to the term and conditions of this Charter, the Charterers also agree that the Owners have the right to assign its rights, title and interest in and to the insurances by way of assignment of insurance in respect of the Vessel to and in favour of the Assignee in a form and substance acceptable to Charterers and the Assignee.

Owners shall procure that any mortgage and charterhire assignment shall be subject to this Charter and to the rights of the Charterers hereunder, in accordance with, and subject to, a Letter of Quiet Enjoyment.

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

In the event that the Owners execute security of any nature (including but not limited to any mortgage, assignment of insurances) over the Vessel then the Owners hereby undertake and agree as a condition of this Charter to procure that the beneficiary of such security executes in favour of the Charterers a letter of quiet enjoyment in such form and content as is reasonably acceptable to the Charterers, and the effectiveness of this assignment clause is subject to the agreement of a letter of Quiet Enjoyment before delivery of the Vessel.

45.	REDELIVERY INSPECTION

Prior to redelivery and without interference to the operation of the Vessel, the Owners, at their risk and expense, shall have the right provided that such right is declared at least 20 days prior to the expected redelivery date to carry out an underwater inspection of the Vessel by Class approved diver and in the presence of Class surveyor and Owners’ and Charterers’ representatives. Should any damages in the Vessel’s underwater parts be found that will impose a condition or recommendation of Vessel’s class then:

a)

In case Class imposes a condition or recommendation of class that does not require drydocking before next scheduled drydocking. Charterers shall pay to Owners the estimated cost to repair such damage in way which is acceptable to Class, which to be direct cost to repair such damage only, as per average quotation for the repair work obtained from two reputable independent shipyards at or in the vicinity of the redelivery port, one to be obtained by Owners and one by Charterers within 2 banking days from the date of imposition of the condition/recommendation unless the parties agree otherwise.

b)

In case Class require Vessel to be drydocked before the next scheduled drydocking the Charterers shall drydock the Vessel at their expense prior to redelivery of the Vessel to the Owners and repair same to Class satisfaction.

In such event the Vessel shall be redelivered at the port of the dockyard.

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

46.	REDELIVERY

The Charterers shall redeliver to the Owners the Vessel with everything belonging to her at the time of redelivery including spare parts on board, used or unused subject to the Clause 38 hereof. The Owners shall take over and pay the Charterers for remaining bunkers and unused lubricating oils including hydraulic oils, and greases, unbroached provisions, paints, ropes and other consumable stores as per Clause 53 at the Charterers’ purchased prices with supporting vouchers. For the purpose of this clause, the Charterers shall withhold the Hire two last hire payments (the “Withheld Hire”) and shall offset the cost of bunkers, unused lubricating oils and unbroached provisions etc., remaining on board at the time of redelivery from the Withheld Hire. If the Withheld Hire is not sufficient to cover the cost of bunkers, unused lubricating oils, and unbroached provisions etc. the Owners shall settle the outstanding amount within 3 Singapore banking days after redelivery of the Vessel.

Personal effects of the Master, officers and crew including slop chest, hired equipment, if any and the following listed items are excluded and shall be removed by the Charterers prior to or at the time of redelivery of the Vessel:

•	E-mail equipment not part of GMDSS
•	Gas bottles
•	Electric deck air compressor
•	Blasting and painting equipment
•	Videotel (or similar) film library

47.	MORTGAGE NOTICE

The Charterers keep prominently displayed in the chart room and in the master’s cabin of the Vessel a framed printed notice (the print on which shall measure at least six inches by nine inches) reading as follows:-

NOTICE OF MORTGAGE

This Vessel is owned by Seven Shipping S.A. and is subject to a first preferred mortgage in favour of The THE SAN-IN GODO BANK, LTD.Under the terms of the said Mortgage neither the Owner, nor the master, nor any charterer of the Vessel nor any other person has the right or authority to create, incur or permit any lien, charge or encumbrance to be placed on the Vessel other than sums for crews’ wages and salvage.

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

48.	SALE OF VESSEL BY OWNERS

1.

The Owners have the right to sell the Vessel to a reputable third party (“Purchaser”) at any time during the Charter Period with the prior written consent of the Charterers and provided that (i) the Purchaser agrees to take over the benefit and burden of this Charter, (ii) such ownership change does not result in any reflagging of the Vessel, (iii) such ownership change does not result in the Charterers being obliged to increase any payment under this Charter, (iv) such ownership change does not increase the actual or contingent obligations of the Charterers under this Charter, and (v) the Charterers shall not be liable for the costs and expenses (including legal fees) incurred in the sale of the Vessel by the Owners under this Clause 48.

2.	The Owners shall give the Charterers at least one month’s prior written notice of any sale.

3.

Subject to 48.1, the Charterers and Owners undertake with each other to execute one or more novation agreements (or other documents required under applicable law) to novate the rights and obligations of the Owners under this Charter to the Purchaser such novation agreement(s) or other documents to be in such form and substance acceptable to the Charterers and such novation will be effective upon delivery of the Vessel from the Owners to the Purchaser.”

49.	CHARTERERS’ OPTION TO PURCHASE VESSEL

1.

Charterers to have purchase option at the end of 6th years of the Charter Period at a price of USD7,000,000.- (the “Final Purchase Option Price”); however, Charterers to have purchase option to purchase the Vessel at the end of 4th year anniversary date of the Delivery Date at USD10,650,000.- net (the “First Purchase Option Price”) subject to Charterers declaration 2 months before such date.

2.

Charterers further have an option to purchase, such purchase being declared at any time, through the remaining period at the following price or pro-rata de-escalation until the maturity of the Charter Period (the “Subsequent Purchase Option Price”).

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

At end of 4th year  :  USD 10,650,000.-

At end of 5th year  :  USD 8,850,000.-

At end of 6th year  :  USD 7,000,000.- (The purchase option price of the Vessel to be calculated in accordance with Clause 49.1 and 49.2 hereof, whether the Final Purchase Option Price or the First Option Price or the Subsequent Purchase Option Price, hereinafter called the “Remaining Purchase Option Price”).

3.

Immediately prior to delivery of the Vessel by the Owners to the Charterers under the PO MOA (as defined in Clause 49.4) the Parties shall execute a Protocol of Redelivery and Acceptance under this Charter (the “Redelivery Protocol”) and save in respect of any claims accrued under this Charter prior to the date and time of the Redelivery Protocol, this Charter shall terminate forthwith.

4.

Upon the date of any written notification by the Charterers to the Owners of their intention to purchase the Vessel, the Owners and the Charterers shall be deemed to have unconditionally entered into a contract to sell and purchase the Vessel for the Remaining Purchase Option Price plus the Deposit defined below (the said aggregated amount, being called the “Total Purchase Option Price”) on and in strict conformity with the terms and conditions contained in the Memorandum of Agreement attached to this Charter as Exhibit A (the “PO MOA”).

50.	MISCELLANEOUS

(a)

The terms and conditions of this Charter and the respective rights of the Owners and the Charterers shall not be waived or varied otherwise than by an instrument in writing of the same date as or subsequent to this Charter executed by both parties or by their duly authorized representatives.

(b)

Unless otherwise provided in this Charter whether expressly or by implication, time shall be of the essence in relation to the performance by the Charterers of each and every one of their obligations hereunder.

(c)

No failure or delay on the part of the Owners or the Charterers in exercising any power, right or remedy hereunder or in relation to the Vessel shall operate as a waiver thereof nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise of any such right or power or the exercise of any other right, power or remedy.

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

(d)

If any terms or condition of this Charter shall to any extent be illegal invalid or unenforceable the remainder of this Charter shall not be affected thereby and all other terms and condition shall be legal valid and enforceable to the fullest extent permitted by law.

(e)

The respective rights and remedies conferred on the Owners and the Charterers by this Charter are cumulative, may be exercised as often as the Owners or the Charterers (as the case may be) think fit and are in addition to, and are not exclusive of, any rights and remedies provided by law.

51.	COMMUNICATIONS

Except as otherwise provided for in this Charter, all notices or other communications under or in respect of this Charter to either party hereto shall be in writing and shall be made or given to such party at the address, facsimile number or e-mail address appearing below (or at such other address, facsimile number or e-mail address as such party may hereafter specify for such purposes to the other by notice in writing):-

(i)	in the case of the Owners c/o Shichifuku Gumi Co., Ltd.

Address  : 785-2 Kurahashi-cho, Kure-shi, Hiroshima

737-1377, Japan

Telephone  : +81-823-53-2202

Telefax    : +81-823-53-2203

E-mail  : shichifuku@h8.dion.ne.jp

(ii)	in the case of the Charterers c/o Navios Shipmanagement Inc.

Address   : 85 Akti Miaouli Street, 18538, Piraeus, Greece

Telephone  : 30-210-4595000

E-mail    : ops@navios.com, legal@navios.com

tech@navios.com, legal_corp@navios.com

(iii)	in the case of the Brokers c/o ITOCHU Corporation

Address  : TOKBR Section, 5-1, Kiya-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8077 Japan

Telephone :  81-3-3497-2958

E-mail   :  tokbr@itochu.co.jp

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

A written notice includes a notice by facsimile or e-mail. A notice or other communication received on a non-working day or after business hours in the place of receipt shall be deemed to be served on the next following working day in such place.

Subject always to the foregoing sentence, any communication by personal delivery or letter shall be deemed to be received on delivery, any communication by e-mail shall be deemed to be received upon transmission of the automatic answerback of the addresses and any communication by facsimile shall be deemed to be received upon appropriate acknowledgment by the addressee’s receiving equipment.

All communications and documents delivered pursuant to or otherwise relating to this Charter shall either be in English or accompanied by a certified English translation.

52.	TRADING IN WAR RISK AREA

The Charterers shall be permitted to order the Vessel into an area subject to War Risks as defined in Clause 26 without consent of the Owners provided that all Marine, War and P&I Insurance are maintained with full force and effect and the Charterers shall pay any and all additional premiums to maintain such insurance.

53.	INVENTORIES, OIL AND STORES

A complete inventory of the Vessel’s entire equipment, outfit including spare parts, appliances and of all consumable stores on board the Vessel shall be made by the Charterers in conjunction with the Owners on delivery and again on redelivery of the Vessel.

The Owners shall at the time of redelivery take over and pay for all bunkers, lubricating oil, unbroached provisions, paints, ropes and other consumable stores (excluding spare parts) in the said Vessel at the Charterers’ purchased prices with supporting vouchers. However, the Charterers shall not pay to the Owners at time of delivery for any bunkers, lubricating oil, provisions, paints, ropes and consumable stores which the Charterers have supplied to the Vessel at the Charterers’ expense prior to delivery. The Charterers shall ensure that all spare parts listed in the inventory and used during the Charter Period are replaced at their expense prior to redelivery of the Vessel.

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

54.	INDEMNITY FOR POLLUTION RISKS

The Charterers shall indemnify the Owners against the following Pollution Risks:-

(a)	liability for damages or compensation payable to any person arising from pollution;

(b)	the costs of any measures reasonably taken for the purpose of preventing, minimizing or cleaning up any pollution together with any liability for losses or damages arising from any measures so taken;

(c)

liability which the Owners and/or the Charterers may incur, together with costs and expenses incidental thereto, as the result of escape or discharge or threatened escape discharge of oil or any other substance;

(d)

the costs or liabilities incurred as a result of compliance with any order or direction given by any government or authority for the purpose of preventing or reducing pollution or the risk of pollution; provided always that such costs or liabilities are not recoverable under the Hull and Machinery Insurance Policies on the Vessel;

(e)

liability which the Owners and/or the Charterers may incur to salvors under the exception to the principal of “no cure-no pay” in Article 1 (b) of Lloyds Standard Form of Salvage Agreement (LOF 1990); and

(f)	liability which the Charterers may incur for the payment of fines in respect of pollution in so far as such liability may be covered under the rules of the P&I Club.

55.	TRADE AND COMPLIANCE CLAUSE

The Charterers and the Owners hereby agree that no person/s or entity/ies under this Charter will be individual(s) or entity(ies) designated under any applicable national or international law imposing trade and economic sanctions.

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

Further, the Charterers and the Owners agree that the performance of this Charter will not require any action prohibited by sanctions or restrictions under any applicable national or international law or regulation imposing trade or economic sanctions.

56.	ANTI-BRIBERY AND ANTI-CORRUPTION

The Charterers and the Owners hereby agree that in connection with this Contract and/or any other business transactions related to it, they as well as their sub-contractors and each of their affiliates, directors, officers, employees, agents, and every other person acting on its and its sub-contactors’ behalf, shall perform all required duties, transactions and dealings in compliance with all applicable laws, rules, regulations relating to anti-bribery and anti-money laundering.

57	COSTS AND EXPENSES

(a) The parties hereto agree that all operational cost including required cost in relation to Vessel’s flag (such as tonnage tax, insurance and crew certs etc) would be for the Charterers’ account. However, all other cost (such as financing cost /cost for registration and discharge of their mortgage etc) would be for the Owners’ account.

(b)For this Charter and the MOA, each party should bear its own costs unless otherwise agreed herein.

58. DOWN PAYMENT

The Charterers shall pay USD7,200,000 to the Owners as down payment to the Purchase Option Price upon delivery of the Vessel. The down payment will be netted off against payment of the purchase price under the MEMORANDUM OF AGREEMENT signed by Seven Shipping S.A. and Aramis Navigation Inc. dated on 22nd February 2024 (herein called “MOA”) at the time of delivery of the Vessel under the MOA and this Charter pursuant to clause 32.

The Down Payment is not part of the Purchase Option Price of Clause 49 and shall be kept by the Owners on delivery of the Vessel under the PO MOA referred to in Clause 49.

The down payment does not bear interest and is non-refundable. For the avoidance of any doubt, should the Charter be terminated due to Total Loss, the Owners shall make the payment referred to in Clause 40, but shall have no obligation to make any refund to the Charterers in respect of the Down payment.

‘BARECON 2001” STANDARD BAREBOAT CHARTER	PART1

59. NAABSA Clause

The Vessel may lie safely aground at any safe berth or safe place where it is customary and safe for vessels of similar size and type to lie.

(end)